UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Pure Green Franchise Corp.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> New York
>
> *Date of Organization:*
>
> August 19, 2019

Physical Address of Issuer:

4635 Northwest 103rd Avenue, Sunrise, FL 33351, United States

Website of Issuer:

https://www.puregreenfranchise.com

Current Number of Employees:

7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$13,028,454	$2,508,300
Cash & Cash Equivalents	$7,709	$1,119,461
Accounts Receivable	$339,300	$22,755
Current Liabilities	$494,797	$139,794
Long-term Debt	$3,271,914	$556,156
Revenues/Sales	$2,409,783	$1,282,796
Cost of Goods Sold	$762,342	$410,060
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(360,753)	$(736,904)

<p style="text-align:center">Table of Contents</p>



ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ross Franklin
(Signature)
Ross Franklin
(Name)
Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ross Franklin
(Signature)
Ross Franklin
(Name)
Director
(Title)
May 1, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2023

Pure Green Franchise Corp.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Pure Green Franchise Corp. is a retail juice bar franchise that was incorporated in New York on August 19, 2019. The business of the Company was previously operated as a part of Pure Green International Corp. Pursuant to a restructuring agreement, dated January 30, 2019, the business of the Company, and its five locations, was transferred to our founder and Chief Executive Officer, Ross Franklin, who later formed the Company as a separate entity. The Company is an affiliate of Pure Green International Corp and its subsidiaries, Pure Green Wholesale LLC and Pure Green NYC Wholesale Corp. In 2022, the Company added three additional company-owned stores in Florida and two additional company-owned stores in New York. The Company also has 20 franchised locations in various states, including New York, Florida, New Jersey, Michigan, Georgia, Colorado, Illinois, Wisconsin, Indiana and Pennsylvania.

The Company is located at 4635 Northwest 103rd Avenue, Sunrise, FL 33351, United States.

The Company's website is https://www.puregreenfranchise.com/.

The Company conducts business through the following entities:

1. Pure Green NYC 10th Street Corp;
2. Pure Green NYC 8th Street Corp;
3. Pure Green NYC 45th Street Corp;
4. Pure Green NYC 62nd Street Corp; and
5. Pure Green NYC Boerum Place Corp
Pure Green Florida Parkland Corp
7. Pure Green Florida Mizner Corp
8. Pure Green Florida Sawgrass Corp
9. Pure Green Florida Aventura Corp
10. Pure Green Florida Sunset Harbor Corp
(collectively, the "**Company-Owned Locations**")

The Company-Owned Locations are wholly owned subsidiaries of the Company. The Company also has 20 franchises that are independently owned.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

The risks described herein shall apply to both Company-Owned Locations and independent franchised locations.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

If we are unable to continue to increase the number of franchise locations, our ability to maintain profitability may be adversely affected.

Increasing the number of franchise locations will depend in part on the success of our advertising and promotion of new and existing menu items and consumer acceptance. We cannot make assurances that our advertising and

promotional efforts will in fact be successful. If our franchise locations decrease, and our other operating costs increase, our ability to maintain profitability will be adversely affected.

New franchise locations, when and if opened, may not be profitable, if at all, for several months.

We anticipate that our new franchise locations, when and if opened, will generally take several months to reach normalized operating levels due to inefficiencies typically associated with new businesses, including lack of market awareness, the need to hire and train a sufficient number of employees, operating costs, which are often materially greater during the first several months of operation than thereafter, preopening costs and other factors. In addition, franchise locations opened in new markets may open at lower average weekly sales volumes than franchise locations opened in existing markets, and may have higher operating expenses than franchise locations in existing markets. Sales at franchise locations opened in new markets may take longer to reach average annual franchise locations' sales, if at all, thereby affecting the profitability of these company locations.

Sites for new franchise locations may be difficult to acquire.

Opening franchise locations in high-traffic and readily accessible areas is an important factor for our success. We intend to continue to open Pure Green retail locations in college towns, key locations in major cities and strip malls with strong anchor tenants, such as health-oriented supermarkets and major fitness brands. Since suitable locations are in great demand, in the future, we may not be able to obtain optimal sites for new franchise locations at a reasonable cost or at all. In addition, we cannot assure you that the sites we do open will be successful.

Our operations are susceptible to the cost of and changes in food availability which could adversely affect our operating results.

Our profitability depends in part on our ability to anticipate and react to changes in food costs. Various factors beyond our control, including adverse weather conditions, governmental regulation, production, availability, recalls of food products and seasonality may affect our food costs or cause a disruption in our supply chain. Changes in food prices and availability could materially adversely affect our profitability. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, we may not be able to pass along higher costs through price increases to our customers.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and

services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our franchisees could take actions that could harm our business.

Franchisees are independent contractors and are not our employees. We provide training and support to franchisees; however, franchisees operate their locations as independent businesses. Consequently, the quality of franchised locations may be diminished by any number of factors beyond our control. Moreover, franchisees may not successfully operate in a manner consistent with our standards and requirements or may not hire and train qualified managers and other personnel. Our image and reputation, and the image and reputation of other franchises, may suffer materially and system-wide sales could decline significantly, if our franchisees do not operate successfully.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information

over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The consolidation of certain of the Company-Owned Locations into subsidiaries under the Company could have violated material agreements.

Certain of the Company-Owned Locations previously existed as affiliate entities under common control with the Company but were not subsidiaries. The reorganization and consolidation of these Company-Owned Locations into wholly-owned subsidiaries of the Company in 2020 may have violated the terms of certain loans and leases of these Company-Owned Locations and the Company will be required to seek waivers or amendments to the terms of such agreements. In addition, there may be negative tax consequences to the reorganization of the Company. The Company has agreed to be responsible for any adverse tax consequences to Ross Franklin that may result from the consolidation of these Company-Owned Locations. If the Company is unable to get the required waivers and amendments from the counterparties to such agreements, or if there are unintended tax consequences that the Company may be liable for, the effects could be substantial and could have a material adverse effect on the Company.

The franchise industry is highly regulated.

We are subject to regulation in every state that we open franchise locations in, and failure to comply with applicable regulatory requirements may adversely affect our business, financial condition and results of operations. In particular, the laws and regulations governing franchised businesses are extremely complex and in some instances there are no clear regulatory or judicial interpretations of these laws and regulations, which increase the risk that we may be found to be in violation of these laws.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated

health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Pure Green Franchise is a retail juice bar franchise offering a core menu of handcrafted smoothies, acai bowls and cold pressed juice. Pure Green retail locations range between 500 square feet to 900 square feet and the company is in the process of franchising locations in all major cities in the United States. Our small location foot-print and low franchise all-in start-up costs allow for rapid scalability of franchised locations. Pure Green is on a mission to build healthier communities around the globe.

Business Plan

Pure Green Franchise plans to expand across the United States by opening more locations through selling Company-Owned Locations and franchises to franchisees.

The Company's Products and/or Services

Product / Service	Description	Current Market
Existing Pure Green Stores	9 Existing Stores	NY, FL
Pure Green Franchises	Locations in Development	To current and aspiring entrepreneurs interested in health and wellness in FL, IL, NJ, CO, MI, GA, PA, NY, IN and WI,

Competition

What makes Pure Green unique as a juice bar franchise is the ability for Pure Green franchisees to purchase fully manufactured cold pressed juice at special wholesale pricing. Competitors in the juice bar franchise space require franchisees to purchase expensive cold pressed juice equipment, which cause high start-up costs and also require franchisees to adhere to juice manufacturing regulation by the FDA and state. Pure Green franchisees don't have the burden of incurring large juice equipment start-up costs and they don't have to deal with manufacturing regulation or incur high labor fees from juice production. This is a major distinctive advantage Pure Green has, as a juice bar franchise, over competitors like Jamba Juice, Tropical Café, Clean Juice, Nektar and Planet Smoothie among others.

Customer Base

Pure Green's customer base are people that place a high value on their health and people who are looking to transition to a healthier lifestyle. Pure Green looks to open franchise locations in areas that have a high level of foot traffic, are heavy corporate areas, college towns, key locations in major cities or strip malls with strong anchor tenants, such has health-oriented supermarkets and major fitness brands.

Supply Chain

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5103923*	"PURE GREEN"	Standard Character Mark	April 18, 2016	December 20, 2016	USA
6333823*	"PURE GREEN"	Design Plus Words, Letters and/or Numbers	August 31, 2020	April 17, 2021	USA

*Owned by the Company's affiliate Pure Green Wholesale, LLC. The Company has a perpetual license to use these trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ross Franklin	Founder, Director and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)	CEO, Founder and Director of Pure Green Franchise Corp. (previously Pure Green International), 2019 – Present Responsible for strategy and general CEO responsibilities	Graduated Wheaton College in 2002 with a Bachelor of Arts Degree with a major in biology and a dual minor in both psychology and art history. One year on exchange at Wellesley College in 2001
Michael Cecchini	Director of Operations	Vice President of Operations at Pure Green Franchise Corp. (previously Pure Green International), 2022 – Present Responsible for operations Director of Operations at Pure Green Franchise Corp. (previously Pure Green International), 2019 – 2022 Responsible for operations	Graduated University of Cincinnati in 2010 with a Bachelor of Fine Arts in Theatre Design & Production

Biographical Information

Ross Franklin: Ross is the CEO, Founder and Director of the Company. Ross Franklin founded Pure Green in 2014. Franklin founded Pure Green International Corp in 2017 and Pure Green Franchise in 2019. Prior to Pure Green, Franklin owned and led a wellness consulting firm where he grew and developed high-end fitness brands, specialty boutique fitness brands as well as dozens of wellness companies. He specialized in assuming C-suite positions and turning around struggling wellness companies and leading sales and operations for company expansion.

Michael Cecchini: Michael is the Vice President of Operations of the Company. Michael Cecchini joined Pure Green in 2016 was the first employee for Pure Green International Corp in 2017 and the first employee for Pure Green Franchise in 2019. Michael has been personally mentored by Ross Franklin and has grown into an operational leader and educational leader for the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). As of the filing of this Form C-AR, 10,000 shares of Common Stock are issued and outstanding. The Company also has issued and outstanding 6,000,000 options to purchase Common Stock.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	6,000,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$136,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $11,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$1,090,159
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000 Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*An additional $21,375 in Crowd SAFEs were issued to the Intermediary.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$170,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding through certain of its Company-Owned Locations:

Type	New York Business Continuity Loan- Pure Green NYC 8th Street Corp
Principal Amount Outstanding	$56,556
Interest Rate and Amortization Schedule	0% Installment payments of $1,388.
Description of Collateral	Secured and personally guaranteed by CEO
Maturity Date	April 27, 2028

Type	SBA EIDL Loan- Pure Green NYC 8th Street Corp
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 19, 2050

Type	SBA EIDL Loan- Pure Green NYC 45th Street Corp
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 19, 2050

Type	SBA EIDL Loan- Pure Green NYC Boerum Place Corp
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 19, 2050

Type	SBA EIDL Loan- Pure Green NYC 10th Street Corp
Amount Outstanding	$50,600
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $248 monthly.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 19, 2050

Type	Fundation Loan
Amount Outstanding	$41,870
Interest Rate and Amortization Schedule	11.74%
Description of Collateral	Secured
Maturity Date	July 2026

Type	Citizen Bank Note 1
Amount Outstanding	$42,591
Interest Rate and Amortization Schedule	9.99%
Description of Collateral	Secured
Maturity Date	June 2027

Type	Citizen Bank Note 2
Amount Outstanding	$21,984
Interest Rate and Amortization Schedule	9.84%
Description of Collateral	Secured
Maturity Date	July 2027

Type	Square Loan Garden Shops
Amount Outstanding	$13,786
Interest Rate and Amortization Schedule	12.75%
Description of Collateral	Secured
Maturity Date	July 2024

Type	Square Loan Parkland
Amount Outstanding	$18,534
Interest Rate and Amortization Schedule	13%
Description of Collateral	Secured
Maturity Date	July 2024

Type	Square Loan NYC Plaza Corp
Amount Outstanding	$11,387
Interest Rate and Amortization Schedule	14.25%
Description of Collateral	Secured
Maturity Date	July 2024

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE (Simple Agreement for Future Equity)	$1,090,159*	5,066	Product Development and General Working Capital	June 30, 2020	Reg. CF
SAFE (Simple Agreement for Future Equity)	$136,000	4	General Working Capital	March 23, 2020 June 19, 2020 January 29, 2021 February 22, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$170,000	2	General Working Capital	July 30, 2020 November 6, 2020	Section 4(a)(2)

*Includes $21,375 in Crowd SAFEs issued to the Intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ross Franklin	10,000 shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Pure Green Franchise Corp. (the "**Company**") was incorporated on August 19, 2019 under the laws of the State of New York, and is headquartered in New York City. The Company is a retail juice bar franchise with multiple Company-owned locations.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $72,114 in cash and cash equivalents, leaving the Company with over 12 months of runway.

Liquidity and Capital Resources

In June 2020, the Company completed an offering pursuant to Regulation CF and raised $1,068,784.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(i)   On February 3, 2020, Ross Franklin contributed his interest in all of the outstanding capital stock of certain of the Company-Owned Locations to the Company in order to consolidate the Existing Locations into subsidiaries of the Company. In return, the Company agreed to be responsible for all of the liabilities of these certain Company-Owned Locations and for any adverse tax consequences to Ross Franklin that may result from the consolidation of these Company-Owned Locations.

(ii)   Karen Franklin, the mother of Ross Franklin, the Company's founder and Chief Executive Officer, invested $50,000 in Pure Green International Corp. in the form of a convertible promissory note. Please see the section titled "CAPITALIZATION AND OWNERSHIP" for more information regarding this note.

(iii)   In 2022, the Company acquired from Pure Green Wholesale LLC, an affiliate of the Company, a 10-year license for intellectual property entitling the Company to receive 8 percent of revenues of retail locations utilizing the Pure Green name and marks. The Company acquired this license in exchange for its membership interests. Using a projected discounted cash flow methodology, the Company valued the license agreement at $11,140,399. The Company amortizes this amount over 10 years and recorded $557,020 of amortization this year for the half-year period the license was in place.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 1, 2023

Pure Green Franchise Corp.



PURE GREEN FRANCHISE CORP.

(a New York corporation)

Financial Statements

For the calendar year ended December 31, 2022



INDEPENDENT AUDITOR'S REPORT

March 27, 2023

To: Board of Directors, PURE GREEN FRANCHISE CORP.
        Attn: Ross Franklin
Re: 2022 Financial Statement Audit

We have audited the accompanying consolidated financial statements of PURE GREEN FRANCHISE CORP. (a corporation organized in New York) (the "Company"), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, shareholder equity, and cash flows for the calendar year period thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations, shareholder equity and its cash flows for the calendar year period thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

PURE GREEN FRANCHISE CORP.
BALANCE SHEET
As of December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2022
Current Assets		
Cash and cash equivalents	$	7,709
Accounts and other receivables		339,300
Prepaid expenses		21,289
Inventory		5,201
Other current assets		1,683
Total current assets		375,182
Furniture and equipment, net of accumulated depreciation		1,639,109
Intangible asset, net of accumulated amortization		10,583,379
Notes receivable, related and unrelated parties		396,017
Other assets		34,767
Total Assets	**$**	**13,028,454**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts and credit cards payable	$	399,611
Accrued expenses		95,186
Total Current Liabilities		494,797
Unearned franchise fee		904,227
Loans payable		911,687
SAFE notes		1,456,000
Total Liabilities		3,766,711
SHAREHOLDER'S EQUITY		
Common Stock (150,000,000 shares authorized of $0.001 par value stock, 10,000 shares issued and outstanding)		100
Additional paid-in capital		11,480,602
Retained earnings		(2,218,959)
Total Shareholders' Equity		9,311,743
Total Liabilities and Shareholder's Equity	**$**	**13,028,454**

PURE GREEN FRANCHISE CORP.
STATEMENT OF OPERATIONS
For the calendar year ended December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2022
Revenues	$ 2,409,783
Less: Cost of goods sold	762,342
Gross profit	1,647,441
Operating expenses	
General and administrative	1,723,927
Rent	485,334
Professional fees	179,606
Utilities	56,552
Sales and marketing	304,726
Total operating expenses	2,750,145
Net Operating Income (Loss)	(1,102,704)
Interest (expense)	(7,442)
Depreciation (expense)	(49,491)
Amortization (expense)	(557,020)
Other income, grants	1,355,904
Tax provision (benefit)	–
Net Income (Loss)	$ (360,753)

PURE GREEN FRANCHISE CORP.
STATEMENT OF SHAREHOLDER EQUITY/DEFICIT
For the calendar year ended December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
Balance as of January 1, 2022	$ 100	$ 112,237	$ (1,858,206)	$ (1,745,869)
Capital contributions		11,368,365		227,966
Net income (loss)			(360,753)	196,267
Balance as of December 31, 2022	$ 100	$ 11,480,602	$ (2,218,959)	$ 9,311,743

PURE GREEN FRANCHISE CORP.
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2022
Operating Activities	
Net Income (Loss)	$ (360,753)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Add back: Depreciation and amortization	606,511
Changes in operating asset and liabilities:	
(Increase) Decrease in working capital assets	(527,716)
Increase (Decrease) in working capital liabilities	(80,354)
Net cash used in operating activities	(362,312)
Investing Activities	
(Investments) / disposal of fixed assets	(795,128)
Extension of notes receivable	(396,017)
Net change in cash from financing activities	(1,191,145)
Financing Activities	
Proceeds from / (repayment of) loans	213,739
Proceeds from capital contributions	227,966
Net change in cash from financing activities	441,705
Net change in cash and cash equivalents	(1,111,752)
Cash and cash equivalents at beginning of period	1,119,461
Cash and cash equivalents at end of period	$ 7,709
Supplementary Disclosure of Non-Cash Transaction	
Acquisition of intellectual property in exchange for membership interests	$ 11,140,399

NOTE 1 – NATURE OF OPERATIONS

PURE GREEN FRANCHISE CORP. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in New York on August 19, 2019. The Company operates and franchises a cold-pressed juice company whose mission is to build healthier communities across the globe by connecting customers with superfood.

In 2020, the Company acquired Pure Green NYC 10th Street Corp., Pure Green NYC 8th Street Corp., Pure Green NYC 45th Street Corp., Pure Green NYC 62nd Street Corp. and Pure Green NYC Boerum Place Corp. In 2021, the Company acquired Pure Green Sunset Harbor Corp. in a contribution agreement with its founder and chief executive, Mr. Ross Franklin. In 2022, the Company added 4 additional locations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2022, the Company faces ongoing economic uncertainty due to the COVID-19 pandemic, rising interest rates and recessionary pressures.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022, the Company had $7,709 of cash on hand.

Long-Lived Assets

Property, equipment, intangibles and other long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. The Company had $1,639,109 of net fixed assets as of December 31, 2022.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

In 2022, the Company acquired a 10-year license for intellectual property entitling the Company to receive 8 percent of revenues of retail locations utilizing the Pure Green name and marks. The Company acquired this license in exchange for its membership interests. Using a projected discounted cash flow methodology, the Company valued the license agreement at $11,140,399. The Company amortizes this amount over 10 years and recorded $557,020 of amortization this year for the half-year period the license was in place.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables,

inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's principally earns revenue with the sales of its retail products at the time of sale.

Additionally, the Company receives franchise fees from franchisees. The Company recognizes the franchise fees ratably over the term of the agreement.

Accounts Receivable
Most collections of sales receipts are at the time of sale. However, if sold on account, trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventories
From time to time, the Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company may, from time to time, engage in limited related party transactions. The Company has advanced some funds to its management team as of December 31, 2022. Additionally, as discussed in Note 2, the Company acquired a 10-year license to the Company's marks and branding from an affiliate company. Because these transactions are among related parties, it cannot be guaranteed that any of those transactions are made at arm's length or commensurate with market rates for the goods and services rendered.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY AND SAFE INSTRUMENTS

Equity
The Company has authorized 150,000,000 shares of common stock. The shares have a par value of $0.001 per share. The Company has issued 10,000 shares as of December 31, 2022.

SAFE Instruments
In 2021, the Company issued simple agreements for future equity. Of the total balance of SAFE instruments outstanding, $1,240,000 have a valuation cap of $12,000,000 upon a qualified financing. The remainder of the SAFE instruments have a valuation cap of $11,000,000 upon a qualified financing.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through March 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.